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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-9/A
                                 (RULE 14D-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO.3

                                ---------------

                                CENTERPULSE LTD.
                            (NAME OF SUBJECT COMPANY)

                                CENTERPULSE LTD.
                        (NAME OF PERSON FILING STATEMENT)

                                ---------------

         REGISTERED SHARES, PAR VALUE CHF 30 PER SHARE, INCLUDING SHARES
                    REPRESENTED BY AMERICAN DEPOSITARY SHARES
                         (TITLE AND CLASS OF SECURITIES)

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                                 NOT APPLICABLE*
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ---------------

                                  DR. MAX LINK
                       CHAIRMAN OF THE BOARD OF DIRECTORS
                           AND CHIEF EXECUTIVE OFFICER
                                CENTERPULSE LTD.
                                ANDREASSTRASSE 15
                                 CH-8050, ZURICH
                                   SWITZERLAND
                                   1-306-9696
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
           COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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                                    COPY TO:
                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000

                                ---------------

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*    There is no Cusip Number assigned to the Registered Shares. CUSIP No.
     152005104 has been assigned to the American Depositary Shares of Centerpulse Ltd. that are quoted on the New York Stock Exchange under the symbol "CEP". CUSIP No. 152005203 has been assigned to the American Depositary Shares of Centerpulse Ltd. that were issued pursuant to a restricted ADR facility and are not publicly traded.

|_| CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

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
       This constitutes Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on April 25, 2003 (as previously amended, the "Schedule 14D-9") by Centerpulse Ltd., a corporation organized under the laws of Switzerland ("Centerpulse" or the "Company"), relating to the exchange offer by Smith & Nephew Group plc, a corporation organized under the laws of England and Wales ("Smith & Nephew Group"), being made pursuant to the Preliminary Prospectus, dated April 25, 2003, forming a part of Smith & Nephew Group's Registration Statement on Form F-4, filed with the Securities and Exchange Commission by Smith & Nephew Group on April 25, 2003.

       The information in the Schedule 14D-9 is hereby expressly incorporated by reference, except as otherwise set forth below. Capitalized terms used, but not otherwise defined, herein shall have the meanings given to them in the Schedule 14D-9.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

       (b)(i) Background of the Exchange Offer; Contacts among Smith & Nephew, Smith & Nephew Group and Centerpulse.

       Item 4(b)(i) is hereby amended and supplemented to add the following paragraphs at the end thereof:

       "On May 25, 2003, Centerpulse engaged Goldman Sachs International ("Goldman Sachs") to act as advisor to the Board in relation to the sale of the Company and to advise the Board on, among other things, the Exchange Offer and the proposed offer for Centerpulse Shares and Centerpulse ADSs set forth in Zimmer's May 20, 2003 Swiss pre-announcement (the "Proposed Zimmer Offer").

       On May 30, 2003, the Board met to review the situation with representatives of Lehman Brothers, UBS Warburg and Goldman Sachs."

ITEM 5.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

       Item 5 is hereby amended and supplemented to add the following paragraph immediately after the first paragraph thereof:

       "Pursuant to a letter agreement, dated as of May 25, 2003, Centerpulse engaged Goldman Sachs to act as advisor to the Board in relation to the sale of the Company and to advise the Board on, among other things, the Exchange Offer and the Proposed Zimmer Offer. Pursuant to the terms of this engagement letter, Centerpulse has agreed to pay Goldman Sachs $6 million upon the completion of a sale of the Company. Centerpulse also has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorneys' fees, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the United States federal securities laws. Goldman Sachs, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities and private placements as well as for estate, corporate and other purposes. Goldman Sachs is familiar with Centerpulse having acted as its financial advisor from time to time. Goldman Sachs also may provide investment banking services to Zimmer or Smith & Nephew in the future. Goldman Sachs provides a full range of financial, advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold positions in the debt and equity securities, including derivative securities, of Centerpulse or Zimmer or Smith & Nephew for its own account and for the account of customers."

       The last paragraph of Item 5 is hereby amended and supplemented by adding the phrase "and as set forth herein" immediately after the phrase "Except as described under the captions referred to above".

 ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

       Item 7(a) is hereby amended and supplemented to add the following paragraph at the end thereof:

       "In accordance with the requirements of Swiss Takeover Law, on May 26, 2003, the Company opened its dataroom to Zimmer, and, on May 28, 2003, representatives of the Company began due diligence discussions with representatives of Zimmer. On May 29, 2003, Zimmer announced that it was notifying the Swiss Takeover Board that the Proposed Zimmer Offer will no longer contain the conditions included in Zimmer's May 20, 2003 Swiss pre-announcement relating to (1) Centerpulse's product liability litigation and (2) confirmation that the completion of the Proposed Zimmer Offer and the related acquisition of InCentive will not trigger a corporate income tax liability in connection with Centerpulse's spin-off from Sulzer AG. On May 30, 2003, the Company afforded Zimmer access to additional dataroom materials. Representatives of the Company are continuing due diligence discussions with representatives of Zimmer, and Zimmer has advised the Company that, commencing June 9, 2003, the Company will have an opportunity to conduct a due diligence review of Zimmer."


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                                    SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    CENTERPULSE LTD.

                                    By:  /s/ Max Link
                                        -------------------------------------
                                                   MAX LINK
                                         CHAIRMAN AND CHIEF EXECUTIVE OFFICER



                                    By:  /s/ Urs Kamber
                                         ---------------------------------------
                                                  URS KAMBER
                                            CHIEF FINANCIAL OFFICER

Dated:  June 3, 2003